- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           RELIANCE ELECTRIC COMPANY
                           (NAME OF SUBJECT COMPANY)

                           RELIANCE ELECTRIC COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE,
       INCLUDING THE ASSOCIATED SERIES A PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   759458102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            WILLIAM R. NORTON, ESQ.
                 Vice President, General Counsel and Secretary
                           Reliance Electric Company
                            6065 Parkland Boulevard
                             Cleveland, Ohio 44124
                                 (216) 266-5800
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                            MICHAEL L. MILLER, ESQ.
                           Calfee, Halter & Griswold
                        800 Superior Avenue, Suite 1800
                             Cleveland, Ohio 44114
                                 (216) 622-8200
                            JOSEPH B. FRUMKIN, ESQ.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     This Statement on Schedule 14D-9 (this "Statement") relates to the tender offer by ROK Acquisition Corporation ("ROK"), a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase (i) all outstanding shares of Class A Common Stock, par value $.01 per share (the "Class A Shares"), of Reliance Electric Company, a Delaware corporation (the "Company"), and the associated Series A preferred stock purchase rights (the "Class A Rights") issued pursuant to the Rights Agreement, dated as of August 29, 1994 (the "Rights Agreement"), between the Company and Society National Bank, as Rights Agent (the "Rights Agent"), at a purchase price of $30 per Class A Share and associated Class A Right, net to the seller in cash, without interest thereon, (ii) all outstanding shares of Class B Common Stock, par value $.01 per share (the "Class B Shares"), of the Company, and the associated Series B preferred stock purchase rights (the "Class B Rights") issued pursuant to the Rights Agreement at a purchase price of $30 per Class B Share and associated Class B Right, net to the seller in cash, without interest thereon and (iii) all outstanding shares of Class C Common Stock, par value $.01 per share (the "Class C Shares," and together with the Class A Shares and the Class B Shares, the "Shares"), of the Company, and the associated Series C preferred stock purchase rights (the "Class C Rights," and together with the Class A Rights and the Class B Rights, the "Rights") issued pursuant to the Rights Agreement at a purchase price of $81.24 per Class C Share and associated Class C Right, net to the seller in cash, without interest thereon, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994 (the "Offer to Purchase"), and the related Letters of Transmittal with respect to each of the Class A Shares, the Class B Shares and the Class C Shares (such Letters of Transmittal, together with the Offer to Purchase, constitute the "Offer") filed as exhibits to the Statement on Schedule 14D-1, dated October 21, 1994 (the "Schedule 14D-1"), filed by ROK and Rockwell with the Securities and Exchange Commission (the "Commission"). The description in this Statement of any agreement, instrument, document or portion thereof filed as an exhibit to this Statement is qualified in its entirety by reference to the copy of such agreement, instrument, document or portion thereof filed as such exhibit hereto.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Reliance Electric Company and the address of its principal executive offices is 6065 Parkland Boulevard, Cleveland, Ohio 44124. The equity securities to which this Statement relates are the Class A Shares and the associated Class A Rights which are the only classes of equity securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer for the Class A Shares and associated Class A Rights by ROK and Rockwell pursuant to the Offer.

     The Schedule 14D-1 states that the principal executive offices of ROK and Rockwell are located at 2201 Seal Beach Boulevard, Seal Beach, California 90740-8250.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the sections entitled "Executive Compensation," "Adoption of 1994 Outside Directors Stock Option Plan" and "Adoption of 1994 Executive Long Term Incentive Plan" at pages 9-13 and 21-26 of the Company's Proxy Statement, dated March 10, 1994 (the "Proxy Statement"), mailed to stockholders in connection with the Annual Meeting of Stockholders of the Company held on April 21, 1994 (the "Annual Meeting"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 1 hereto and is incorporated by reference herein. The Company 1994 Outside Directors Stock Option Plan (the "1994 ODSOP") and the Company 1994 Executive Long Term

Incentive Plan (the "1994 LTIP") were each approved by the stockholders of the Company at the Annual Meeting and copies of each of the 1994 ODSOP and the 1994 LTIP are filed as Exhibits 2 and 3, respectively, hereto and are incorporated by reference herein.

     The Company's executive officers presently have an aggregate of 61,500 unvested options to purchase Class A Shares which were granted pursuant to the Company 1990 Key Employee Stock Option Plan (the "1990 KESOP") at an exercise price of $17.25 per share. Pursuant to the terms of the 1990 KESOP, such options would become fully vested upon a Change in Control (as defined in the 1990 KESOP to include the acquisition of beneficial ownership of 30% of the Company's shares by a person or group of persons under common control unless such acquisition is approved by the Board of Directors). A copy of the 1990 KESOP is filed as Exhibit 4 hereto and incorporated by reference herein.

     Pursuant to Severance Agreements (the "Severance Agreements"), certain executive officers of the Company, including John C. Morley, President, Chief Executive Officer and a director of the Company, and Dudley P. Sheffler, Vice President and a director of the Company, would receive two years' salary in certain instances involving a change in control of the Company. A form of the Severance Agreements is filed as Exhibit 5 hereto and incorporated by reference herein.

     In connection with the Proposed Reliance-General Signal Merger (as defined below), in lieu of severance benefits provided under the Severance Agreements, on August 29, 1994, the Company's Board of Directors adopted the Company Change in Control Severance Pay Plan (the "Severance Plan"). The Severance Plan provides severance benefits to each of the Company's executive officers, and certain other executives, if their employment is terminated within two years of the consummation of the transaction contemplated by the Reliance-General Signal Merger Agreement (as defined in Item 8 below). Under the Severance Plan, the participants would be entitled to a lump sum payment of between one and three years' salary and the continuation of certain other benefits, depending on the level of the participant's position with the Company. The executive officers of the Company would receive three years' salary and the continuation of certain other benefits under the Severance Plan if terminated within two years of the consummation of the Proposed Reliance-General Signal Merger. A copy of the Severance Plan is filed as Exhibit 6 hereto and is incorporated by reference herein.

     Also on August 29, 1994, the Company's Board of Directors adopted an amendment to the 1994 LTIP (the "LTIP Amendment," the 1994 LTIP as amended by the LTIP Amendment being hereinafter referred to as the "Amended LTIP") providing that an Award Payout (as defined in the Amended LTIP) would become payable 30 days following the effective date of a Change in Control (as defined in the Amended LTIP to include the acquisition of beneficial ownership of 30% of the Company's shares by a person or group of persons under common control whether or not such acquisition is approved by the Board of Directors) as if the Performance Goals (as defined in the Amended LTIP) thereunder had been fully achieved and reducing the amount of the Award Payout pro rata based upon the period of time the Performance Units (as defined in the Amended LTIP) are outstanding prior to the consummation of any event constituting a Change in Control. A copy of the LTIP Amendment is filed as Exhibit 7 hereto and is incorporated by reference herein.

     The Company maintains a non-qualified Deferred Compensation Plan (the "Deferred Compensation Plan"), pursuant to which the Board of Directors may make deferred compensation awards to designated employees, including executive officers. The amount credited to a participant's account under the Deferred Compensation Plan would be distributed to a participant upon his attainment of age 65 or earlier with the approval of the Board of Directors. Upon a Change in Control (as defined in the Deferred Compensation Plan to include the acquisition of beneficial ownership of 30% of the Company's shares by a person or group of persons under common control whether or not such acquisition is approved by the Board of Directors), each participant may elect to receive a single lump sum payment of the amount credited to his account in lieu of all future amounts payable to him under the Deferred Compensation Plan. A copy of the Deferred Compensation Plan is filed as Exhibit 8 hereto and is incorporated by reference herein.

     As more fully described in Item 8 below, the Reliance-General Signal Merger Agreement contains certain agreements with respect to the directors and officers of the Company, including an agreement that each present member of the Company's Board of Directors will become a member of the Board of Directors of the surviving corporation (the "Surviving Corporation") in the strategic merger (the "Proposed Reliance-General Signal Merger") contemplated by the Reliance-General Signal Merger Agreement and certain agreements with respect to the indemnification of, and the provision of continued liability insurance coverage for, the directors and officers of the Company.

     Except as set forth in this Item 3 and in Item 8 below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflict of interest between the Company or its affiliates and: (1) the Company's executive officers, directors or affiliates; or (2) Rockwell, ROK, Rockwell's or ROK's executive officers or directors, or Rockwell's or ROK's affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a)-(b) Recommendation, Reasons for the Recommendation and Background. The Board of Directors of the Company has unanimously determined, for the reasons set forth below, that it is unable to take a position with respect to the Offer and is making no recommendation at this time with respect to the Offer. The reasons for this determination include the following:

          (1) The Board of Directors continues to believe that the Proposed Reliance-General Signal Merger represents an attractive transaction for holders of Shares, consistent with the Company's long-range plan, and with significant strategic benefits and synergy opportunities that will create the potential for value appreciation in the common stock of the combined Reliance-General Signal entity. The Board of Directors has made no decision to sell the Company. In light of the conditionality of the Offer and the other factors discussed below, the Board of Directors believes its continued support of the Proposed Reliance-General Signal Merger remains in the best interests of the Company and its stockholders.

          (2) There are significant uncertainties and contingencies associated with the Offer. For example, there is no assurance that Rockwell will complete a second step merger if it purchases Shares pursuant to the Offer and no assurance from Rockwell as to its willingness to take actions necessary to resolve any antitrust or other regulatory impediments to the Offer that may arise. In addition, the Offer is highly conditional generally and includes, among other conditions, a requirement that the Reliance-General Signal Merger Agreement be terminated. The Reliance-General Signal Merger Agreement has not been terminated and, absent General Signal's consent or the occurrence of certain events outside of the Company's control, may not be terminated by the Company until the earlier of (x) a failure of the Company or General Signal stockholders to approve the Proposed Reliance-General Signal Merger and related matters at the respective meetings called to consider them and (y) March 31, 1995.

          (3) At the present time, the Board of Directors has not been able to fully assess the relative merits of the Offer as compared to the strategic business combination with General Signal because of the significant uncertainties associated with the Offer, as well as the uncertainty as to the terms that ultimately may be available to the Company's stockholders.

          (4) The Board of Directors considered as weighing against a recommendation with respect to the Offer the terms of the Reliance-General Signal Merger Agreement, particularly the provisions that state that either party has a right to terminate the Reliance-General Signal Merger Agreement and collect up to $2.5 million in expenses and a $50 million termination fee in the event the other party recommends an Acquisition Transaction (as defined in the Reliance-General Signal Merger Agreement). The conditionality of the Rockwell Offer weighs against any action by the Company in response to the Rockwell Offer that would trigger the right of General Signal to terminate the Reliance-General Signal Merger Agreement and collect expenses and the termination payment referred to above.

     In 1991, prior to the Company's initial public offering in May 1992, the Company engaged in discussions with several third parties concerning a possible sale of the Company. At that time, Rockwell expressed a strong interest in acquiring the Company and signed a confidentiality and standstill agreement with the Company in connection with the receipt of confidential information concerning the Company. Following its review of confidential information, in late September 1991 Rockwell advised the Company that it would not pursue an acquisition of the Company.

     Beginning in late 1992 or early 1993 Rockwell and the Company began discussions for the purpose of evaluating, planning and facilitating commercial transactions between the Company and the Allen-Bradley subsidiary of Rockwell. Thereafter, executives of Allen-Bradley met with executives of the Company from time to time to pursue these discussions.

     In March 1994, Edmund M. Carpenter, Chief Executive Officer of General Signal Corporation, a New York corporation ("General Signal"), met with H. Virgil Sherrill, Chairman of the Board of Directors of the Company, to discuss the possibility of a strategic combination of the Company and General Signal. Thereafter, Mr. Carpenter met with John C. Morley, President and Chief Executive Officer of the Company, to discuss a strategic combination of their respective companies and on April 13, 1994 the Company and General Signal executed a confidentiality agreement and began an exchange of non-public information. By mid-July 1994, the Chief Executive Officers of the two companies agreed to enter into negotiations regarding a merger of the Company and General Signal and to accelerate their respective due diligence reviews. Such negotiations culminated on August 29, 1994 when the respective Boards of Directors of the Company and General Signal each met and approved the terms and conditions set forth in the Reliance-General Signal Merger Agreement. On August 30, 1994, the Company and General Signal entered into and publicly announced the Reliance-General Signal Merger Agreement.

     During the pendency of the discussions with General Signal, Rockwell began to express interest in acquiring the Company. On May 12, 1994, Don H. Davis, Jr., Executive Vice President and Chief Operating Officer of Rockwell, advised Mr. Morley that Rockwell was interested in the Company. On July 12, 1994, Mr. Davis and Donald R. Beall, Chairman of the Board and Chief Executive Officer of Rockwell, met with Mr. Morley and confirmed that Rockwell was interested in the Company. Mr. Morley relayed Rockwell's interest to the Company's Board of Directors. After discussion and consultation with its financial advisors, the Board of Directors concluded that it was in the best interests of the Company and its stockholders to continue to seek to negotiate a strategic combination with General Signal rather than departing from the Company's existing business plan by commencing discussions with Rockwell.

     On October 20, 1994, Rockwell sent and publicly released a copy of a letter to the Company (the "Rockwell Proposal Letter"). A copy of the Rockwell Proposal Letter is filed as Exhibit 9 hereto and is incorporated by reference herein. In the Rockwell Proposal Letter, Rockwell informed the Company, among other things, of its intention to seek to acquire the Company through a cash tender offer of $30 per share for all Class A Shares and Class B Shares and an equivalent price, based on the conversion ratio, for the Company's Class C Shares. Rockwell also advised the Company that Rockwell's offer was not subject to any financing contingencies.

     On October 21, 1994, Rockwell and ROK filed the Schedule 14D-1 and commenced the Offer.

     The Offer is subject to a number of conditions including (i) Shares representing at least a majority of the total number of outstanding Class A Shares on a fully diluted basis (assuming conversion of all outstanding Class B Shares and Class C Shares into Class A Shares and the exercise of all outstanding options for Shares) being validly tendered and not withdrawn prior to the expiration of the Offer, (ii) the Reliance-General Signal Merger Agreement having been terminated without any payments by or penalties to the Company (other than any applicable payments pursuant to Section 9.05(b) of the Reliance-General Signal Merger Agreement) and the Company not having entered into or effectuated any new or amended agreements with General Signal or any other person or entity having the effect of impairing the ability of ROK to acquire the Company or otherwise diminishing the expected economic value to ROK of the acquisition of the Company, (iii) the Rights having been redeemed by the Board of Directors of the Company or ROK being satisfied, in its sole discretion, that the Rights have been invalidated or otherwise are inapplicable to the Offer and the subsequent proposed merger or similar business combination of the Company with ROK (the "Proposed Rockwell Merger") and (iv) ROK being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law has been complied with in connection with ROK's acquisition of the Company or is invalid or otherwise inapplicable to ROK in connection with the Offer and the Proposed Rockwell Merger.

     Since the announcement by Rockwell of its intention to commence the Offer, the Board of Directors of the Company has met on October 20, October 26, October 28, November 1 and November 3, 1994. At each of such meetings the members of the Company's Board of Directors have, among other things, discussed amongst themselves and with their legal and financial advisors, as appropriate (i) their fiduciary duties with respect to the stockholders of the Company, (ii) the terms and conditions of the Reliance-General Signal Merger Agreement, including the provisions of Section 9.05(b) thereof that, if triggered, provides that General Signal may terminate such agreement and require the Company to pay General Signal up to $2.5 million for documented fees and expenses related to the Reliance-General Signal Merger Agreement and a $50 million termination fee,
(iii) the terms and conditions of the Offer, (iv) the potential strategic benefits of the transactions contemplated by the Reliance-General Signal Merger Agreement, (v) certain financial analyses with respect to the transactions contemplated by the Offer, the Proposed Rockwell Merger and the Proposed Reliance-General Signal Merger, (vi) in light of the Offer, the likelihood that holders of Class A Shares would vote to approve the Reliance-General Signal Merger Agreement at a meeting of stockholders of the Company held therefor and
(vii) in light of the number and type of conditions to the Offer, the likelihood that Rockwell would consummate the Offer and the Proposed Rockwell Merger.

     As more fully described in Item 8 below, at its meeting on November 1, 1994, the Board of Directors of the Company resolved that the Distribution Date (as defined in the Rights Agreement) shall not occur until the earlier of the date on which an Acquiring Person (as defined in the Rights Agreement) becomes such and such date as may be determined by action of the Board of Directors of the Company in accordance with the terms of the Rights Agreement.

     In addition to the matters set forth above, at its meeting on November 3, 1994, the Board of Directors approved the content and filing of this Statement as well as the content of a letter to be sent to stockholders (the "Stockholder Letter") and a press release (the "Press Release"), each dated November 3, 1994, describing the position of the Board of Directors of the Company set forth herein. Copies of the Stockholder Letter and the Press Release are filed as Exhibits 10 and 11, respectively, hereto and are incorporated by reference herein.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained MacKenzie Partners, Inc. ("MacKenzie Partners") to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer and the Reliance-General Signal Merger Agreement. The Company will pay MacKenzie Partners reasonable and customary compensation for their services and will reimburse MacKenzie Partners for their reasonable out-of-pocket expenses incurred in connection therewith. The Company has agreed to indemnify MacKenzie Partners against certain liabilities and expenses in connection with the Offer and the Reliance-General Signal Merger Agreement, including certain liabilities under the federal securities laws.

     Pursuant to separate letter agreements, each dated July 5, 1994, as amended November 3, 1994 (as so amended, the "Engagement Letters"), the Company retained Goldman, Sachs & Co. ("Goldman Sachs") and Prudential Securities Incorporated ("Prudential Securities") to explore and evaluate a strategic combination with General Signal and to assist the Company in responding to any acquisition proposals it receives or any other attempts to acquire control of the Company by way of merger, tender offer, purchase of all or portion of the assets or stock, any contested solicitation of proxies or otherwise and as its financial advisor in connection with any such acquisition proposals or other attempts to acquire control of the Company. Pursuant to the terms of the Engagement Letters, the Company agreed to pay each of Goldman Sachs and Prudential Securities (i) a retainer fee of $200,000 which became payable on July 5, 1994, (ii) an additional fee of $200,000 which became payable on the execution of the Reliance-General Signal Merger Agreement and (iii) a transaction fee of .3125% of the equity value of the Company, less the retainer fee and additional fee referred to in (i) and (ii) above, upon the consummation of any sale or merger of the Company in one or a series of transactions, including through private or open market purchases of stock, a tender offer, a merger or a sale by the Company of all or a substantial portion of its stock or assets. For purposes of the Engagement Letters, equity value means the total consideration paid for the Company's Shares. If any portion of the aggregate consideration is paid in the form of securities, the value of such securities, for purposes of calculating the transaction fee, will be determined by the average of the last sales prices for such securities on the five trading days ending five business days prior to the consummation of the transaction. If such securities do not have an existing public trading market, the value of the securities shall be the mutually agreed upon fair market value on the day prior to the consummation of the transaction.

     Pursuant to the Engagement Letters, a transaction fee in connection with a tender offer or other purchase or sale of stock will become payable by the Company when control of 50% or more of the voting power of the Company's outstanding common stock generally entitled to vote in the election of directors ("Voting Stock") is acquired by a purchaser or group of affiliated purchasers. In that event, such transaction fee will be calculated under the above definition of aggregate consideration as though 100% of the Voting Stock on a fully diluted basis had been acquired for the same per share amount paid in the transaction in which control is acquired.

     The Company also has agreed to reimburse each of Goldman Sachs and Prudential Securities for their reasonable out-of-pocket expenses, including fees and disbursements of their attorneys, plus any sales, use or similar taxes arising in connection with their engagements, and to indemnify them against certain liabilities, including liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Shares with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Other than normal periodic purchases under the Company's Savings and Investment Plan for Company employees, no transactions in Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries has determined whether, with respect to any Shares held of record or beneficially owned by such persons, they intend to tender to ROK and Rockwell, sell or hold such Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except for discussions with General Signal regarding the performance of the Reliance-General Signal Merger Agreement and the terms and conditions thereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) A tender offer for or other acquisition of securities by or of the Company; or

          (4) Any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Item 7, the Company has not entered into any transaction, board resolution, agreement in principle or signed contract in response to the Offer which relates to or would result in one or more of the enumerated matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Reliance-General Signal Merger Agreement.

          (i) On August 30, 1994, the Company announced that it had entered into an Agreement and Plan of Merger by and between the Company and General Signal (the "Reliance-General Signal Merger Agreement"). The Reliance-General Signal Merger Agreement is filed as Exhibit 12 hereto and is incorporated by reference herein. The Reliance-General Signal Merger Agreement provides, subject to the conditions set forth therein (including approval by the stockholders of General Signal and the Company), for the Proposed Reliance-General Signal Merger in which each Class A Share would be converted into the right to receive 0.739 of a share of Common Stock, par value $1.00 per share ("Surviving Corporation Common Stock") of the Surviving Corporation, each Class B Share would be converted into the right to receive 0.739 of a share of Class B Common Stock, par value $1.00 per share ("Surviving Corporation Class B Common Stock"), of the Surviving Corporation (or, at the election of the holder of Class B Shares, into 0.739 of a share of Surviving Corporation Common Stock) and each Class C Share would be converted into the right to receive 2.001 shares of Surviving Corporation Class B Common Stock (or at the election of the holder of Class C Shares, into 2.001 shares of Surviving Corporation Common Stock). The Reliance-General Signal Merger Agreement also provides that for each share of Surviving Corporation Common Stock or Surviving Corporation Class B Common Stock issued in the Proposed Reliance-General Signal Merger, one Surviving Corporation Common Stock purchase right or one Surviving Corporation Class B Common Stock purchase right (as applicable) would be issued pursuant to the Rights Agreement, dated as of March 7, 1986, between General Signal and the Rights Agent named therein.

          (ii) The Reliance-General Signal Merger Agreement provides that, among other things, the Company and its subsidiaries, and their directors, officers, employees, agents and representatives, will not solicit, facilitate or encourage (including by way of furnishing non-public information) any inquiry or proposal with respect to an Acquisition Transaction (as defined in the Reliance-General Signal Merger Agreement) or communicate with any third party with respect to any Acquisition Transaction or enter into any agreement requiring the Company to abandon the Proposed Reliance-General Signal Merger; provided that, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a financially capable third party that contains no financing condition, the Company may furnish non-public information and negotiate or otherwise communicate with such third party if the Company's Board of Directors determines that taking such action is reasonably likely to lead to an Acquisition Transaction more favorable to the stockholders of the Company than the Proposed Reliance-General Signal Merger and determines (and the Company's outside counsel opines in writing) that failing to take such action would constitute a breach of its fiduciary duties. In addition, the Reliance-General Signal Merger Agreement provides that the Company shall not redeem the rights issued under the Rights Agreement (other than to delay any "distribution date" thereon or to render the rights inapplicable to the Proposed Reliance-General Signal Merger or any action permitted under the Reliance-General Signal Merger Agreement) or terminate the Rights Agreement prior to the earlier of (a) a vote by the holders of Class A Shares at a meeting duly convened therefor (including adjournments thereof) which shall not have been sufficient to satisfy the stockholder approval condition to the closing of the Proposed Reliance-General Signal Merger, (b) the termination of the Reliance-General Signal Merger Agreement in accordance with its terms or (c) the effective time of the Proposed Reliance-General Signal Merger (the "Effective Time") unless required to do so by a court of competent jurisdiction.

          (iii) The Reliance-General Signal Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company or General Signal: (a) by mutual consent of the Boards of Directors of General Signal and the Company; (b) by either General Signal or the Company if, without fault of such terminating party, the Proposed Reliance-General Signal Merger shall not have been consummated on or before March 31, 1995, which date may be extended by mutual consent of the parties; (c) by either General Signal or the Company, if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Proposed Reliance-General Signal Merger, and such order, decree, ruling or other action shall have become final and unappealable; provided that the party seeking to terminate the Reliance-General Signal Merger Agreement shall have used all commercially reasonable efforts to remove or lift such order, decree or ruling; or (d) by either General Signal or the Company, if the requisite stockholder approvals of the stockholders of either General Signal or the Company are not obtained at the meetings of stockholders duly called and held therefor.

          (iv) The Reliance-General Signal Merger Agreement may be terminated and the Proposed Reliance-General Signal Merger may be abandoned by action of the Board of Directors of General Signal, at any time prior to the Effective Time, before or after the approval by the stockholders of General Signal or the Company, if (a) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in certain articles of the Reliance-General Signal Merger Agreement to be complied with or performed by the Company at or prior to such date of termination, (b) there exists a breach or breaches of any representation or warranty of the Company contained in the Reliance-General Signal Merger Agreement such that the closing conditions in favor of General Signal would not be satisfied; PROVIDED, HOWEVER, that if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within 30 days of delivery to the Company of written notice of such breach or breaches, (c) the Board of Directors of the Company shall withdraw, modify or change its recommendation of the Reliance-General Signal Merger Agreement or the Proposed Reliance-General Signal Merger in a manner adverse to General Signal or shall have recommended any proposal in respect of an Acquisition Transaction, or (d) the Board of Directors of the Company shall furnish or disclose non-public information or negotiate, explore or otherwise communicate in any way with a third party with respect to any Acquisition Transaction, or shall have resolved to do any of the foregoing and publicly disclosed such resolution.

          (v) The Reliance-General Signal Merger Agreement may be terminated and the Proposed Reliance-General Signal Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of General Signal or the Company, by action of the Board of Directors of the Company, if (a) General Signal shall have failed to comply in any material respect with any of the covenants or agreements contained in certain articles of the Reliance-General Signal Merger Agreement to be complied with or performed by General Signal at or prior to such date of termination, (b) there exists a breach or breaches of any representation or warranty of General Signal contained in the Reliance-General Signal Merger Agreement such that the closing conditions in favor of the Company would not be satisfied; PROVIDED, HOWEVER, that if such breach or breaches are capable of being cured prior to the Effective Time, such breaches shall not have been cured within 30 days of delivery to General Signal of written notice of such breach or breaches, (c) the Board of Directors of General Signal shall withdraw, modify or change its recommendation of the Reliance-General Signal Merger Agreement or the Proposed Reliance-General Signal Merger in a manner adverse to the Company or shall have recommended any proposal in respect of an Acquisition Transaction, or (d) the Board of Directors of General Signal shall furnish or disclose non-public information or negotiate, explore or otherwise communicate in any way with a third party with respect to any Acquisition Transaction, or shall have resolved to do any of the foregoing and publicly disclosed such resolution.

          (vi) Section 9.05(b) of the Reliance-General Signal Merger Agreement provides that, if the Reliance-General Signal Merger Agreement is terminated (A) pursuant to the provisions described in paragraph (iii) above (except clause (a)) and prior to such termination any financially capable person shall have made a bona fide proposal concerning an Acquisition Transaction to the Company or its stockholders by public announcement or written communication that is or becomes subject to public disclosure, or (B) by General Signal pursuant to the provisions described in clause (c) or (d) of paragraph (iv) above, then, in any such case, the Company shall within two business days pay General Signal by wire transfer of immediately available funds to any account specified by General Signal up to $2.5 million to reimburse General Signal for its documented fees and expenses directly related to the Reliance-General Signal Merger Agreement and the transactions contemplated thereby and if terminated by General Signal pursuant to the provisions described in clause (c) or (d) of paragraph (iv) above, an additional fee of $50 million, and if an additional fee has not already become payable and within twelve months after the date of the Reliance-General Signal Merger Agreement, the Company or any of its subsidiaries enters into a definitive agreement with either a person referred to in clause (A) of this paragraph or a third party to which the Company has provided non-public information or with which it has negotiated, explored or in any way communicated after the date of the Reliance-General Signal Merger Agreement and prior to the termination of the Reliance-General Signal Merger Agreement in accordance with its terms with respect to an Acquisition Transaction, then the Company, prior to entering into any such definitive agreement, shall pay General Signal by wire transfer of immediately available funds to an account specified by General Signal, such additional fee of $50 million.

          (vii) Section 9.05(c) of the Reliance-General Signal Merger Agreement provides that, if the Reliance-General Signal Merger Agreement is terminated (A) pursuant to the provisions described in paragraph (iii) above (except clause (a)) and prior to such termination any financially capable person shall have made a bona fide proposal concerning an Acquisition Transaction to General Signal or its stockholders by public announcement or written communication that is or becomes subject to public disclosure, or (B) by the Company pursuant to the provisions described in clause (c) or (d) of paragraph (v) above then, in any such case, General Signal shall within two business days pay the Company by wire transfer of immediately available funds to an account specified by the Company up to $2.5 million to reimburse the Company for its documented fees and expenses directly related to the Reliance-General Signal Merger Agreement and the transactions contemplated thereby and if terminated by the Company pursuant to the provisions described in clauses (c) or (d) of paragraph (v) above, an additional fee of $50 million, and if an additional fee has not already become payable and within twelve months after the date of the Reliance-General Signal Merger Agreement, General Signal or any of its subsidiaries enters into a definitive agreement with either a person referred to in clause (A) of this paragraph or a third party to which General Signal has provided non-public information or with which it has negotiated, explored or in any way communicated after the date of the Reliance-General Signal Merger Agreement and prior to the termination of the Reliance-General Signal Merger Agreement in accordance with its terms with respect to an Acquisition Transaction, then General Signal, prior to entering into any such definitive agreement, shall pay the Company by wire transfer of immediately available funds to an account specified by the Company, such additional fee of $50 million.

          (viii) So long as General Signal is not in breach or default under any covenant, condition, representation or warranty in the Reliance-General Signal Merger Agreement, in the event of a termination of the Reliance-General Signal Merger Agreement by General Signal pursuant to the provisions described in clause (a) or (b) of paragraph (iv) above, then the Company shall promptly pay General Signal up to $2.5 million for all documented fees and expenses incurred by General Signal (including the fees and expenses of counsel, accountants, consultants and advisors) directly related to the Reliance-General Signal Merger Agreement and the transactions contemplated thereby. So long as the Company is not in breach or default under any covenant, condition, representation or warranty in the Reliance-General Signal Merger Agreement, in the event of a termination of the Reliance-General Signal Merger Agreement by the Company pursuant to the provisions described in clause (a) or (b) of paragraph (v) above, then General Signal shall promptly pay the Company up to $2.5 million for all documented fees and expenses incurred by the Company (including the fees and expenses of counsel, accountants, consultants and advisors) directly related to the Reliance-General Signal Merger Agreement and the transactions contemplated thereby.

          (ix) The Reliance-General Signal Merger Agreement provides that the surviving corporation in the Proposed Reliance-General Signal Merger shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Certificate of Incorporation and By-Laws and agreements in effect at the date of the Reliance-General Signal Merger Agreement (to the extent consistent with applicable law).

          (x) The Reliance-General Signal Merger Agreement provides that for a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time; PROVIDED, HOWEVER, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the premiums paid as of the date of the Reliance-General Signal Merger Agreement by the Company for such insurance.

     (b) THE RIGHTS AGREEMENT. On August 29, 1994, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding Class A Share, Class B Share and Class C Share to purchase one one-hundredth of a share of a new Series A, Series B or Series C Preferred Stock, respectively. The Distribution was paid on September 15, 1994 to stockholders of record on that date. Each Right entitles the registered holder of Class A Shares or Class B Shares to purchase from the Company one one-hundredth of a share of Series A or Series B Preferred Stock, respectively, at an exercise price of $60.00, subject to adjustment, and the registered holder of Class C Shares to purchase from the Company one one-hundredth of a share of Series C Preferred Stock at an exercise price of $162.48, subject to adjustment. Until the close of business on the Distribution Date (which will occur on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Class A Shares or (ii) the tenth business day (or such later date as may be determined by action of the Company's Board of Directors prior to the time any person or group becomes an Acquiring Person) after the commencement of, or announcement of intention to make, a tender offer or exchange offer which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Class A Shares), the Rights will be evidenced by and transferred with, and only with, the associated Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any Share certificate representing Shares outstanding on September 15, 1994 will also constitute the transfer of the Rights associated with the Shares represented by such Share certificate. As soon as practicable following the Distribution Date, separate Rights certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date, and thereafter the separate Rights certificates alone will evidence the Rights.

     At its meeting on November 1, 1994, the Board of Directors of the Company resolved that the Distribution Date shall not occur until the earlier of the date on which an Acquiring Person becomes such and such date as may be determined by action of the Board of Directors of the Company prior to the time any person or group becomes an Acquiring Person.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the earliest of (i) the close of business on August 29, 2004, (ii) the time at which the Rights are redeemed by the Company as described below, (iii) immediately prior to the Effective Time of the Proposed Reliance-General Signal Merger or (iv) the time at which such Rights are exchanged.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     In the event that any person or group becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares (of the same class as the series of preferred stock associated with such Right) having a market value of two times the exercise price of the Right.

     At any time until the time a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will only be entitled to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights. The Rights Agreement is filed as Exhibit 13 hereto and is incorporated by reference herein.

     (c) SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. In general,
Section 203 of the Delaware General Corporation Law ("Section 203") provides that a Delaware corporation such as the Company may not engage in any Business Combination (defined to include a variety of transactions, including a merger) with any Interested Stockholder (defined generally as a person that, directly or indirectly, owns 15% or more of the corporation's outstanding voting stock), or any affiliate of an Interested Stockholder, for three years after the date on which the Interested Stockholder becomes an Interested Stockholder. Section 203 provides that an "owner" of voting stock includes any person who, individually or together with any of its affiliates or associates, beneficially owns such stock directly or indirectly, or has (i) the right to acquire voting stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise, (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding, or (iii) any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of such stock with any other person that beneficially owns, directly or indirectly, such stock. Section 203 of the Delaware General Corporation Law is filed as Exhibit 14 hereto and is incorporated by reference herein. The three-year prohibition on Business Combinations with Interested Stockholders (the "Business Combination Prohibition") does not apply if certain conditions, described below, are satisfied.

     The Business Combination Prohibition does not apply to a particular Business Combination between a corporation and a particular Interested Stockholder if (i) prior to the date such Interested Stockholder became an Interested Stockholder, the board of directors of such corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares held by (x) persons who are directors and also officers of the corporation and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is
(a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the Interested Stockholder.

     Section 203(b)(6) of the Delaware General Corporation Law provides that the restrictions contained in Section 203 do not apply to a Business Combination that is proposed prior to the consummation or abandonment of and following the announcement or notification of one of certain extraordinary transactions (including a merger) involving the corporation which transaction (i) is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the corporation's board of directors and (ii) has been approved or has not been opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The Company has been advised by its

Delaware counsel that the express language of the exception provided by Section 203(b)(6) to the restrictions on Business Combinations imposed by Section 203 may be subject to differing interpretations and that therefore the applicability to the Proposed Rockwell Merger of the exception provided by Section 203(b)(6) is not free from doubt.

     (d) AGREEMENT OF COURT SQUARE CAPITAL LIMITED. On August 29, 1994, General Signal entered into an agreement (the "CSCL Agreement") with Court Square Capital Limited ("CSCL"), a wholly-owned subsidiary of Citicorp. Pursuant to the terms of the CSCL Agreement, CSCL agreed in connection with the Proposed Reliance-General Signal Merger that among other things it will, (i) not exercise any appraisal or dissenter's rights, (ii) execute an agreement not to sell, transfer or otherwise dispose of any shares of Surviving Corporation Common Stock received by it in the Proposed Reliance-General Signal Merger for such time period as is necessary to preserve the accounting treatment of the Proposed Reliance-General Signal Merger as a pooling-of-interests, (iii) not convert any of its Class C Shares into Class A Shares at any time on or before the record date for the special meeting of the Company's stockholders to be held in connection with the Proposed Reliance-General Signal Merger pursuant to the Reliance-General Signal Merger Agreement, and (iv) not directly or indirectly, solicit or respond to any inquiries or the making of any proposal by any person or entity (other than General Signal) with respect to any sale, transfer or disposition of CSCL's shares of stock in the Company, and not to sell, transfer or dispose of the stock it owns in the Company, in each case until the earlier of the Effective Date or the termination of the Reliance-General Signal Merger Agreement. General Signal agreed among other things (i) to enter into a registration rights agreement with CSCL to register with the Commission, upon the request of CSCL in certain circumstances, the shares of Surviving Corporation Common Stock received by CSCL in the Proposed Reliance-General Signal Merger; (ii) to amend its charter to provide for two classes of common stock, including a class of non-voting common stock with economic terms substantially equivalent to the terms of the Class B Shares; (iii) that in connection with the Proposed Reliance-General Signal Merger, 4.9% of CSCL's Class C Shares would be converted into Surviving Corporation Common Stock and the balance of its Class C Shares would be converted into Surviving Corporation Class B Common Stock; and (iv) to enter into an agreement with CSCL providing that for so long as CSCL (and its affiliates) owns at least 10% (and in certain circumstances at least 5%) of the total outstanding shares of the Surviving Corporation's capital stock, General Signal shall use its best efforts to have a CSCL nominee elected to its Board of Directors. The CSCL Agreement is filed as
Exhibit 15 hereto and is incorporated by reference herein.

     (e) LITIGATION. On October 21, 1994, a complaint entitled NANCY S. FRIEDMAN, IRA v. MORLEY, C.A. No. 13823 (the "Friedman Complaint") and a complaint entitled KEIM v. MORLEY, C.A. No. 13827 (the "Keim Complaint") were each filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Friedman Complaint and the Keim Complaint both alleged, among other things, that the directors of the Company have breached their fiduciary duties to the stockholders of the Company by (i) depriving the stockholders of the Company of the opportunity to obtain the best available price for their Shares, (ii) attempting to entrench themselves in management positions and prevent a fair auction of the Company and (iii) prior to announcing the Proposed Reliance-General Signal Merger, failing to undertake an adequate evaluation of the Company's worth as a potential merger or acquisition candidate. The Friedman Complaint and the Keim Complaint are filed as Exhibits 16 and 17, respectively, hereto and are incorporated by reference herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 --     Pages 9-13 and 21-26 of the Company's Proxy Statement, dated March 10, 1994, in connection with the Annual Meeting of Stockholders of the Company held on
                 April 21, 1994
Exhibit 2 --     The Company 1994 Outside Directors Stock Option Plan
Exhibit 3 --     The Company 1994 Executive Long Term Incentive Plan
Exhibit 4 --     The Company 1990 Key Employee Stock Option Plan
Exhibit 5 --     Form of Severance Agreements of the Company

Exhibit 6 --     The Company Change in Control Severance Pay Plan
Exhibit 7 --     Amendment to the Company 1994 Executive Long Term Incentive Plan
Exhibit 8 --     The Company Deferred Compensation Plan
Exhibit 9 --     Letter, dated October 20, 1994, from Rockwell to the Company
Exhibit 10 --    Letter, dated November 3, 1994, from the Company to holders of Shares*
Exhibit 11 --    Press Release, dated November 3, 1994, of the Company
Exhibit 12 --    Agreement and Plan of Merger, dated as of August 30, 1994, by and between the
                 Company and General Signal
Exhibit 13 --    Rights Agreement, dated as of August 29, 1994, between the Company and Society
                 National Bank, as Rights Agent
Exhibit 14 --    Section 203 of the Delaware General Corporation Law
Exhibit 15 --    Agreement, dated August 29, 1994, between Court Square Capital Limited and
                 General Signal
Exhibit 16 --    NANCY S. FRIEDMAN, IRA V. MORLEY. Complaint, dated October 21, 1994, C.A. No.
                 13823, filed in the Court of Chancery of the State of Delaware in and for New
                 Castle County
Exhibit 17 --    KEIM V. MORLEY. Complaint, dated October 21, 1994, C.A. No. 13827, filed in the Court of Chancery of the State of Delaware in and for New Castle County

- ---------------
* Included in copies mailed to stockholders of the Company

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 1994

                                          RELIANCE ELECTRIC COMPANY

                                          By: /s/  JOHN C. MORLEY
                                              ---------------------
                                          Name:  John C. Morley
                                          Title:  President and Chief Executive
                                                  Officer

                                 EXHIBIT INDEX

 EXHIBIT NO.                                       EXHIBIT                                      PAGE NO.
- --------------   ---------------------------------------------------------------------------   -----------
Exhibit 1 --     Pages 9-13 and 21-26 of the Company's Proxy Statement, dated March 10,
                 1994, in connection with the Annual Meeting of Stockholders of the Company held on April 21, 1994
Exhibit 2 --     The Company 1994 Outside Directors Stock Option Plan
Exhibit 3 --     The Company 1994 Executive Long Term Incentive Plan
Exhibit 4 --     The Company 1990 Key Employee Stock Option Plan
Exhibit 5 --     Form of Severance Agreements of the Company
Exhibit 6 --     The Company Change in Control Severance Pay Plan
Exhibit 7 --     Amendment to the Company 1994 Executive Long Term Incentive Plan
Exhibit 8 --     The Company Deferred Compensation Plan
Exhibit 9 --     Letter, dated October 20, 1994, from Rockwell to the Company
Exhibit 10 --    Letter, dated November 3, 1994, from the Company to holders of Shares*
Exhibit 11 --    Press Release, dated November 3, 1994, of the Company
Exhibit 12 --    Agreement and Plan of Merger, dated as of August 30, 1994, by and between the Company and General Signal
Exhibit 13 --    Rights Agreement, dated as of August 29, 1994, between the Company and
                 Society National Bank, as Rights Agent
Exhibit 14 --    Section 203 of the Delaware General Corporation Law
Exhibit 15 --    Agreement, dated August 29, 1994, between Court Square Capital Limited and
                 General Signal
Exhibit 16 --    NANCY S. FRIEDMAN, IRA V. MORLEY. Complaint, dated October 21, 1994, C.A.
                 No. 13823, filed in the Court of Chancery of the State of Delaware in and
                 for New Castle County
Exhibit 17 --    KEIM V. MORLEY. Complaint, dated October 21, 1994, C.A. No. 13827, filed in the Court of Chancery of the State of Delaware in and for New Castle County

- ---------------

* Included in copies mailed to stockholders of the Company